Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 4, 2013.

The Goldman Sachs Group, Inc. $ Currency-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be June 23, 2014) will be based on the performance of the Mexican Peso (peso) / Japanese Yen (yen) exchange rate as measured from the trade date (expected to be June 7, 2013) to and including the determination date (expected to be June 16, 2014).  The exchange rate is expressed as the number of pesos needed to buy one yen, and is derived by dividing (i) the amount of pesos needed to buy one U.S. dollar (dollar) by (ii) the amount of yen needed to buy one dollar.  The initial exchange rate will be set on the trade date and the final exchange rate will be determined on the determination date.  The currency return on your notes will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.

By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be lower than the initial exchange rate (it will take fewer pesos to purchase one yen on the determination date than on the trade date).  However, for each $1,000 face amount of your notes you will receive a minimum of $1,108.25 so long as the currency return is not less than -10% (the number of pesos required to purchase one yen on the determination date is not more than 10% greater than the number required to purchase one yen on the trade date).  If the currency return is positive or zero, you will receive for each $1,000 face amount of your notes, the greater of (i) the minimum return or (ii) $1,000 plus $1,000 times the currency return, up to a maximum of $2,000.  As described below, if the currency return is less than -10% (the number of pesos required to purchase one yen on the determination date is more than 10% greater than the number required to purchase one yen on the trade date), you will receive less than the face amount of your notes at maturity and may lose your entire investment in the notes.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the greater of (a) the product of the currency return times $1,000 or (b) $108.25;

•                  if the currency return is negative, but not less than -10%, $1,108.25; or

•                  if the currency return is negative and is less than -10%, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.  The return on your notes is linked to the currency return, calculated using the peso/yen exchange rate.  If you calculate the return on your notes using the yen/peso exchange rate instead, the return on your notes may be materially different from the results obtained using the peso/yen exchange rate.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $       per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	expected to be June 14, 2013	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No.      dated         , 2013.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•             Currency terms supplement dated August 24, 2012

•             Prospectus supplement dated September 19, 2011

•             Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the MXN/JPY exchange rate, expressed as the Mexican peso (MXN) value of one Japanese yen (JPY)

Level of the exchange rate:  the level of the exchange rate on any day will be determined by the calculation agent by dividing the MXN/USD exchange rate by the JPY/USD exchange rate for such day

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the contingent minimum return would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the exchange rate, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.  Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance” in the accompanying prospectus and “Supplemental Discussion of Federal

Income Tax Consequences — Foreign Account Tax Compliance” in the accompanying currency terms supplement) will generally not apply to obligations that are issued prior to January 1, 2014; therefore, the notes will not be subject to FATCA withholding.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the currency return is greater than or equal to -10%, the sum of $1,000 plus the greater of:

•                  the product of the currency return times $1,000; and

•                  the product of the contingent minimum return times $1,000; or

•                  if the currency return is less than -10%, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum of $0.

Initial exchange rate (to be set on the trade date):

Final exchange rate:  the level of the MXN/JPY exchange rate on the determination date, determined by reference to the applicable relevant sources, except in the limited circumstances described under “Consequences of a non-fixing day” below

Relevant source:  there are two relevant sources for the exchange rate:  (x) with respect to the MXN/USD exchange rate, the relevant source specified on page S-26 of the accompanying currency terms supplement for the Mexican Peso/United States Dollar exchange rate and (y) with respect to the JPY/USD exchange rate, the relevant source specified on page S-26 of the accompanying currency terms supplement for the Japanese Yen/United States Dollar exchange rate

Currency return:  the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage

Contingent minimum return:  10.825%

Trade date:  expected to be June 7, 2013

Original issue date (settlement date) (to be set on the trade date):  expected to be June 14, 2013

Determination date (to be set on the trade date): expected to be June 16, 2014, unless the calculation agent determines that, with respect to either or both of the MXN/USD exchange rate or the JPY/USD exchange rate, an unscheduled holiday occurs or is continuing on such day or such day is not otherwise a fixing day (except because of a scheduled holiday).  In that event, the determination date will be the first following fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to the exchange rate for which a level for the determination date has yet to be determined as specified under “—Consequences of a non-fixing day” below.  However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  If the determination date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to the applicable exchange rate, that day will nevertheless be the determination date.

In the event that the calculation agent determines that the originally scheduled determination date is not a fixing day for the MXN/USD exchange rate or the JPY/USD exchange rate because of a scheduled holiday with respect to such exchange rate, then the level of such exchange rate for the determination date will be the level on the fixing day immediately preceding the originally scheduled determination date.  In addition, if the determination date is postponed as specified in this subsection, the level of each exchange rate for the determination date will be determined as specified under “Consequences of a non-fixing day” below.

Consequences of a non-fixing day:  if, with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate, an unscheduled holiday occurs or is continuing on a day that would otherwise be the determination date, or such day is not a fixing day (other than a scheduled holiday), then the determination date will be postponed as described under “—Determination date” above.  As a result of any of the foregoing, the stated maturity date will also be postponed as described under “Supplemental Terms of the Notes—Stated Maturity Date” on page S-10 of the accompanying currency terms supplement.

If the originally scheduled determination date is not a fixing day because of a scheduled holiday with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate, then the level of such exchange rate for the determination date will be the level on the immediately preceding fixing day, as described under “—Determination date” above and the stated maturity date will not be altered solely as a result of such event.

If the determination date is postponed due to a non-fixing day with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate, the level of such exchange rates for the determination date will be calculated based on (i) if either the MXN/USD exchange rate or the JPY/USD exchange rate is not affected by the non-fixing day, the level of such exchange rate on the originally scheduled determination date, (ii) with respect to either or both of the MXN/USD exchange rate or the JPY/USD exchange rate that is affected by the non-fixing day, the level of such exchange rate on the first fixing day following the originally scheduled determination date on which neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing for that exchange rate or (iii) with respect to each such exchange rate as to which an unscheduled holiday, scheduled holiday or non-fixing day continues through the last possible postponed determination date, the calculation agent’s assessment, in its sole discretion, of the level of such exchange rate on the last possible postponed determination date.  As a result, of this calculation, the MXN/USD exchange rate level and the JPY/USD exchange rate level used to calculate the MXN/JPY exchange rate could be taken from different calendar dates.  For the avoidance of doubt, the occurrence of a later non-fixing day with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate will not alter a previously determined exchange rate level for purposes of the calculation of the MXN/JPY exchange rate.

Stated maturity date (to be set on the trade date):  expected to be June 23, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Fixing day:  with respect to each of the MXN/USD exchange rate and JPY/USD exchange rate, a day on which the applicable exchange rate is published by its relevant source.

Unscheduled holiday:  with respect to each of the MXN/USD exchange rate and the JPY/USD exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday

Scheduled holiday:  with respect to each of the MXN/USD exchange rate and the JPY/USD exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-40 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-41 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $       .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on June 14, 2013, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QBN5

ISIN no.:  US38147QBN51

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying currency terms supplement, dated August 24, 2012, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying prospectus, dated September 19, 2011.

Currency-Linked Notes due

Issued by:
The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- ***who believe that the currency return will be positive (i.e., it will take fewer Mexican pesos to purchase one Japanese yen on the determination date than on the trade date) or the currency return may be negative, but not less than -10% (i.e., the number of Mexican pesos required to purchase one Japanese yen on the determination date is not more than 10% greater than the number required to purchase one Japanese yen on the trade date); and***
- ***who want to receive a contingent minimum return of 10.825% if the currency return is less than 10.825% but greater than or equal to -10%, in exchange for bearing the full downside risk if the currency return is less than -10% (the number of Mexican pesos required to purchase one Japanese yen on the determination date is more than 10% greater than the number required to purchase one Japanese yen on the trade date), including the risk of losing their entire investment in the notes.***

Determining the Cash Settlement Amount

Your payment at maturity will be based on the currency return, subject to the contingent minimum return. The currency return will be calculated by subtracting the final exchange rate (expected to be the MXN/JPY exchange rate on the determination date, subject to adjustment) from the initial exchange rate (set on the trade date) and then dividing the resulting number by the initial exchange rate and expressing it as a positive or negative percentage.

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

Due to the currency return formula, your return for each $1,000 face amount of your notes is limited to $2,000.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Issuer	The Goldman Sachs Group, Inc.
Exchange Rate	the Mexican peso/Japanese yen exchange rate, expressed as the Mexican peso value of one Japanese yen
Trade Date	June 7, 2013
Settlement Date	June 14, 2013
Stated Maturity Date	June 23, 2014
Determination Date	June 16, 2014
Initial Exchange Rate	to be set on the trade date
Final Exchange Rate	the level of the exchange rate on the determination date
Currency Return	(Initial Exchange Rate – Final Exchange Rate) / Initial Exchange Rate
Contingent Minimum Return (applicable if the currency return is greater than or equal to -10%)	10.825%
Denomination	USD
CUSIP	38147QBN5
Placement Agent	JPMorgan Securities LLC

Risk Factors

You should read "Additional Risk Factors Specific to the Notes" on page S-1 of the accompanying currency terms supplement and "Additional Risk Factors Specific to Your Notes" on page PS-11 of this pricing supplement so that you may better understand the risks associated with an investment in the notes.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note                                                              $1,000

Contingent minimum return                                  10.825%

Hypothetical initial exchange rate                   approximately 0.12707

Notes purchased on the original issue date at the face amount and held to the stated maturity date

The determination date is a fixing day for the exchange rate

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-16. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final exchange rates assuming a hypothetical initial exchange rate of approximately 0.12707 (i.e., 0.12707 Mexican pesos are needed to buy one Japanese yen as a result of dividing a hypothetical initial MXN/USD exchange rate of 12.83070 by a hypothetical initial JPY/USD exchange rate of 100.97350).  The actual initial exchange rate will be determined on the trade date and may differ substantially from the hypothetical initial exchange rate of approximately 0.12707. The levels in the middle column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 110.825% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 110.825% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate will be determined on the determination date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of Mexican Pesos Per One Japanese Yen)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.00000	100.000%	200.000%
0.03177	75.000%	175.000%
0.06354	50.000%	150.000%
0.09530	25.000%	125.000%
0.10801	15.000%	115.000%
0.11331	10.825%	110.825%
0.12072	5.000%	110.825%
0.12707	0.000%	110.825%
0.13342	-5.000%	110.825%
0.13978	-10.000%	110.825%
0.14613	-15.000%	85.000%
0.15248	-20.000%	80.000%
0.15884	-25.000%	75.000%
0.19061	-50.000%	50.000%
0.22237	-75.000%	25.000%
0.25414	-100.000%	0.000%

If, for example, the currency return was determined to be -50.00%, the cash settlement amount that we would deliver to you at maturity would be 50.00% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate that we will set on the trade date and on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, chart and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page
S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes.  The cash payment on the notes, if any, on the stated maturity date will be based on the currency return.  Thus, if the currency return is less than -10%, as calculated by the calculation agent, you will receive less than the face amount of your notes on the stated maturity date and may lose all or substantially all of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Exchange Rate

If the currency return is negative and is less than -10%, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes.  This means that while a currency return of -10% will not result in a loss of principal on the notes, a currency return of less than -10% may result in a loss of a significant portion of the principal amount of your notes despite only a small change in the exchange rate.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the currency return formula, the return on your notes is limited to $2,000 for each $1,000 face amount of your notes, as the currency return can never be above 100%.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Exchange Rate on Any Date Other Than the Determination Date

The cash settlement amount that will be paid on your notes at maturity will be based on the final exchange rate on the determination date.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be lower than the final exchange rate, you will not benefit from the exchange rate at any time other than on the determination date.

The MXN/JPY Exchange Rate is Calculated by Dividing the MXN/USD Exchange Rate by the JPY/USD Exchange Rate

The MXN/JPY exchange rate is calculated by dividing the reported MXN/USD exchange rate by the reported JPY/USD exchange rate.  There is no certainty that this rate will be reflected in any currency market or that any direct currency market will exist between the Mexican peso and Japanese yen.  If United States currency markets are disrupted or either the Mexican peso or Japanese yen is not convertible into United States dollars, the determination date could be postponed if either the MXN/USD exchange rate or the JPY/USD exchange rate is unavailable to calculate the MXN/JPY exchange rate.

Although a direct MXN/JPY exchange rate may be reported by certain sources, such as Bloomberg Financial Services, your exchange rate is calculated by dividing the MXN/USD exchange rate by the JPY/USD exchange rate (as reported by WM Company, as described herein).  Therefore, the exchange rate for your notes may diverge from any MXN/JPY exchange rate reported by any such other source.  In addition, the MXN/USD exchange rate and the JPY/USD exchange rate used to calculate the MXN/JPY exchange rate for your notes may change based on factors relevant solely to the United States dollar that are unrelated to anything affecting Mexico, Japan or a direct MXN/JPY exchange rate reported by another source.  Such factors could have an adverse effect on the MXN/JPY exchange rate used for your notes as compared to any direct MXN/JPY exchange rate reported by another source and, in any event, your notes.

If You Calculate the Return on Your Notes Using the JPY/MXN Exchange Rate, the Return on Your Notes May be Materially Different From the Results Obtained Using the MXN/JPY Exchange Rate

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the MXN/JPY exchange rate, as measured by the currency return formula, from the trade date to and including the determination date.  The exchange rate is expressed as the number of Mexican pesos needed to purchase one Japanese yen.  If you calculate the return on your notes using the JPY/MXN exchange rate instead, the return on your notes may be materially different from the results obtained using the MXN/JPY exchange rate.  For example, assuming a hypothetical initial MXN/JPY exchange rate of approximately 0.12707 (i.e., 0.12707 Mexican peso are needed to buy one Japanese yen as a result of dividing a hypothetical initial MXN/USD exchange rate of 12.83070 by a hypothetical initial JPY/USD exchange rate of 100.97350), if the hypothetical final MXN/JPY exchange rate increases to approximately 0.15884 (i.e., 0.15884 Mexican pesos are needed to buy one Japanese yen as a result of the hypothetical final MXN/USD exchange rate increasing to approximately 16.03838 and the hypothetical final JPY/USD exchange rate remaining at 100.97350), then the percentage change in the initial exchange rate to the final exchange rate would equal approximately 25% and the currency return would equal approximately -25%.  If the equivalent exchange rate were instead presented in terms of JPY/MXN (derived by using USD/MXN and USD/JPY exchange rates instead), then the hypothetical initial JPY/MXN exchange rate would be approximately 7.86968 and the hypothetical final JPY/MXN exchange rate would be approximately 6.29574 and the percentage change in the initial exchange rate to the final exchange rate would be approximately -20% and the currency return would equal approximately 20%.

The Calculation Agent Can Adjust the Determination Date if a Scheduled Holiday Occurs or Is Continuing or such Day Is Not a Fixing Day, Which May Result in a Postponed Maturity Date

If the calculation agent determines that the determination date is not a fixing day with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate because of a scheduled holiday, then the level of such exchange rate for such determination date will be the level on the immediately preceding fixing day for such exchange rate.

However, if the calculation agent determines that, with respect to either or both of the MXN/USD exchange rate and the JPY/USD exchange rate, an unscheduled holiday occurs or is continuing on the originally scheduled determination date or such day is not otherwise a fixing day (except because of a scheduled holiday) the determination date will be postponed until the first following fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate, subject to the limitations on postponement described herein.  If the determination date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to either the MXN/USD exchange rate or the JPY/USD exchange rate, that day will nevertheless be the determination date and the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion of the level of the exchange rate on the last possible postponed determination date.  As a result of any of the foregoing, the stated maturity date may also be postponed, as described under “Supplemental Terms of the Notes — Stated Maturity Date” in the accompanying currency terms supplement.  In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.  Moreover, if either the MXN/USD or the JPY/USD exchange rate is not available on the determination date because of an unscheduled holiday, scheduled holiday or non-fixing day, in certain circumstances the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion as described under “Summary Terms of the Notes — Consequences of a non-fixing day” on page PS-3 of this pricing supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the contingent minimum return on the return on your investment will depend upon the price you pay for your notes relative to the face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the exchange rate. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the exchange rate. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page
S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the exchange rate should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Certain Notes Treated as Pre-Paid Derivative Contracts — Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following table sets forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2010, 2011 and 2012 and the first two calendar quarters of 2013 (through June 3, 2013).  The exchange rate is derived by dividing the MXN/USD exchange rate by the JPY/USD exchange rate as published by WM Company and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on page S-26 of the accompanying currency terms supplement for such periods. As set forth in the following table, a decrease in the exchange rate for a given period indicates a positive currency return, while an increase in the exchange rate indicates a negative currency return.  We obtained the information in the tables below from MXN/USD exchange rates and JPY/USD exchange rates WM Company without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be equal to or greater than the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of MXN versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.14744	0.13191	0.13191
Quarter ended June 30	0.14754	0.12926	0.14560
Quarter ended September 30	0.15674	0.14376	0.15000
Quarter ended December 31	0.15347	0.14696	0.15207
2011
Quarter ended March 31	0.15365	0.14344	0.14367
Quarter ended June 30	0.14865	0.13790	0.14521
Quarter ended September 30	0.18168	0.14237	0.17942
Quarter ended December 31	0.18404	0.16888	0.18138
2012
Quarter ended March 31	0.17903	0.15131	0.15567
Quarter ended June 30	0.18492	0.15451	0.16827
Quarter ended September 30	0.17498	0.16175	0.16526
Quarter ended December 31	0.16655	0.15019	0.15019
2013
Quarter ended March 31	0.14692	0.12913	0.13124
Quarter ending June 30 (through June 3, 2013)	0.13256	0.11890	0.12910

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Currency-Linked Notes due Goldman, Sachs & Co. JPMorgan Placement Agent

Summary Information	PS-2
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-11
Historical Exchange Rates	PS-16

Currency Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140